Exhibit 99.2

LORUS THERAPEUTICS INC.
Material Change Report

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

1. Reporting Issuer
Lorus Therapeutics Inc.
2 Meridian Road
Toronto, Ontario
M9W 4Z7

2. Date of Material Change
October 18, 2005

3. Press Release
The press release prescribed by section 75(1) of the Securities Act (Ontario) (and attached hereto) was issued at Toronto on October 18, 2005.

4. Summary of Material Change
Lorus Therapeutics Inc. (“Lorus”) announced the results of the Phase III clinical trials of its lead product Virulizin®.

5. Full Description of Material Change
Please see attached press release.

6. Reliance on Confidentiality Provisions of Securities Legislation
Not applicable.

7. Omitted Information
No significant facts remain confidential in, and no information has been omitted from, this report.

8. Senior Officers
For further information please contact Shane A. Ellis, Corporate Secretary and Vice
President of Legal Affairs, at (416) 798-2200 (ext. 300).

9. Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 18th day of October, 2005.
By: “Shane A. Ellis”
Shane A. Ellis
Corporate Secretary and Vice President , Legal Affairs
Lorus Therapeutics. Inc.

Contacts:

Lorus Therapeutics Inc.	Media Contacts	US Investor Relations
Bruce Rowlands	Eliza Walsh / Emily Brunner	Tim Clemensen
Senior Vice President	Mansfield Communications	Rubenstein & Co.
(416) 798-1200 ext. 338	(416) 599-0024 / (212) 370-5045	(212) 843-9337
browlands@lorusthera.com	eliza@mcipr.com / emily@mcipr.com	tim@rir1.com

Lorus announces results of Virulizin® Phase III Clinical Trial

TSX:	LOR
AMEX:	LRP

TORONTO, CANADA, October 18, 2005 - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced the top-line results of their randomized Phase III clinical trial of Virulizin® in the first-line treatment of pancreatic cancer.

The trial compared Virulizin® plus gemcitabine to placebo plus gemcitabine for treatment of chemonaive patients with locally advanced or metastatic pancreatic cancer.  For the efficacy evaluable population, the study showed that the addition of Virulizin® to gemcitabine resulted in a median overall survival of 6.8 months and a one-year survival rate of 27.2%, compared to 6.0 months and 16.8% for placebo plus gemcitabine.  In the intent to treat population the median overall survivals were 6.3 months for Virulizin® plus gemcitabine (one year survival rate of 25.9%) compared to 6.0 months for placebo plus gemcitabine (one year survival rate of 17.6%).  While comparison of the median overall survival times did not reach statistical significance, exploratory analysis did show promising trends in specific patient populations. Several examples are provided below.

Patients on Virulizin® plus gemcitabine treatment with ECOG performance status of 0 or 1 (comprising 68% of the efficacy evaluable population), showed a median overall survival of 8.2 months compared to 6.3 months for ECOG 0/1 patients treated with placebo plus gemcitabine.  While this analysis was exploratory, the result approached statistical significance with a p value of 0.063.  The company is encouraged by this observation and the observed clinical benefit of increased survival of almost 2 months for this particular patient population.

Additionally, one year survival rates in the efficacy evaluable population were 32.2% in the Virulizin® plus gemcitabine patients compared to 20.1% in the gemcitabine plus placebo treatment arm in this ECOG 0/1 population.

When reviewing patients with metastatic (as distinguished from locally advanced) pancreatic cancer (comprising 73% of the efficacy evaluable population) those on the Virulizin® plus gemcitabine treatment arm showed a positive trend in median overall survival of 6.1 months compared to 5.0 months with placebo plus gemcitabine.  As well, one year survival rates in this population were 24% in the Virulizin® plus gemcitabine treatment arm compared to 11% in the placebo plus gemcitabine treatment arm in the metastatic study population.

The trial allowed for an optional second line therapy stage, whereby patients could continue to receive the study drug or best supportive care after disease progression.  Median overall survival in the intent to treat and efficacy evaluable populations were 8.0 and 8.2 months respectively for the Virulizin® plus gemcitabine group, compared to 7.0 months for both intent to treat and efficacy evaluable population control groups.  Statistical analysis showed a trend to significance favouring continued Virulizin® over placebo with p values of 0.066 for the intent to treat population and 0.068 for the efficacy evaluable population.

Virulizin® treatment was well tolerated with no major differences observed between the Virulizin® plus gemcitabine arm and the control group.

Lorus thanks the patients, their caregivers, and the dedicated clinicians and research co-ordinators who participated in this study.  The Company will be analysing the complete dataset with potential partners, and will determine the next course of action in the further development of Virulizin® for the treatment of this devastating disease.

Dr. Bruce A. Silver, FACP, Vice President, Oncology, Global Product Development Services, PRA International, was the CRO Medical and Safety Monitor for the trial for the last three years and participated in the review of the top line results.

“The preliminary review of the data is extremely encouraging that one or more sub-groups of patients has benefited from Virulizin® added to gemcitabine. Our task now is to continue to perform the necessary analyses and the immunologic correlations that will allow us to more precisely define this population,” said Dr. Silver. “Performing such analyses to define the specific population that benefits from modern oncologic therapies has become standard operating procedure in contemporary cancer drug development and is one more necessary step that will bring us closer to defining the proper role of Virulizin® in the management of this disease.”

Dr. Donald P. Braun, Professor in the Department of Surgery and Administrative Director of the Medical University of the Ohio Cancer Center, who participated in the review of the top line results, said: “Virulizin® appeared to benefit pancreatic cancer patients with metastatic disease who have a good performance status.  Because Virulizin® was well tolerated in these patients when given in combination with chemotherapy, it would be appropriate to conduct further analyses with the aim of optimizing the drug in this sub-group of patients.”

Dr. Jim Wright, CEO of Lorus, stated: “Lorus is committed to developing innovative, well tolerated therapies for the management of cancer.  We are achieving this through the development of a broad diversified technology base to mitigate risks in the drug development process.  Although we have not reached statistical significance for the primary survival endpoint in this Virulizin® trial, we are very encouraged with the initial results from the sub-group analysis, and look forward to further analysis of the data from this trial, including the complete audited dataset.”

Dr. Wright added: “We also have two additional drugs in eight clinical trials, a small molecule anticancer drug intended for clinical study, and an innovative preclinical program that has identified additional anticancer drug candidates. We have created a strong technology base to support success and further growth of Lorus.”

Lorus invites analysts and media to participate in a conference call today, October 18, 2005 at 2:00 p.m. Eastern N.A. time.  Shareholders are invited to listen to the call by telephone and the call will be available on the website (http://www.lorusthera.com/) following completion. Dial in numbers are below:

Toronto: 416-640-4127
Toll-free: 800-814-4860

Switzerland: 00 800 0022 8228
UK: 00 800 0000 2288

About Pancreatic Cancer
Pancreatic cancer is one of the most lethal human cancers and continues to be a major unsolved health problem at the start of the 21st century. This is due to the disease’s cryptic presentation usually at advanced stage and the lack of effective treatment. Despite efforts in the past 50 years, conventional treatment approaches such as surgery, radiation, chemotherapy, or combinations of these, have had little impact on the course of their aggressive neoplasm.  Therefore, continuing development of novel therapeutics for the treatment of this type of cancer is important to improve patient prognosis.

About Virulizin®
Virulizin® is a novel immunotherapy that stimulates a patient's innate immune system through the activation of macrophages and the infiltration of NK cells into tumors. Virulizin® has been awarded orphan drug, fast track status and a Special Protocol Assessment (SPA) from the F.D.A. in the U.S.

About Lorus
Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in Phase II clinical trial programs and one Phase III registration clinical trial. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements
Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com/.